

07006661

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-38051

REPORT FOR THE PERIOD BEGINNING 12/31/05 (MM/DD/YY) AND ENDING 12/29/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

MERRILL LYNCH GOVERNMENT SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Merrill Lynch World Headquarters - World Financial Center – North Tower – 250 Vesey Street
(No. and Street)

New York	New York	10080-1308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (212) 449-5294
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

AFFIRMATION

I, Brian T. Sullivan, affirm that, to the best of my knowledge and belief, the accompanying Consolidated Financial Statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and Subsidiary (the "Company"), for the year ended December 29, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature March 29, 2007
Date

Vice President and Controller
Title

Subscribed and sworn to before me
on this 29th day of March, 2007



Notary Public

Christine Sales
Notary Public, State of New York
No. 01SA6107960
Qualified in Richmond County
Commission Expires April 12, 2008

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Government Securities Inc. and Subsidiary:

We have audited the accompanying Consolidated Balance Sheet of Merrill Lynch Government Securities Inc. and Subsidiary (the "Company") as of December 29, 2006, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. The Consolidated Balance Sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this Financial Statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Balance Sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Balance Sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Balance Sheet presents fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. and Subsidiary at December 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 29, 2007

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2006

(Dollars in Thousands, Except Per Share Amount)

ASSETS		
CASH AND CASH EQUIVALENTS	$	6,774
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES OR DEPOSITED WITH CLEARING ORGANIZATIONS		833,542
SECURITIES FINANCING TRANSACTIONS:		
Receivables under resale agreements		98,820,711
Receivables under securities borrowed transactions		27,574,365
		126,395,076
TRADING ASSETS, AT FAIR VALUE (*includes securities pledged as collateral that can be sold or repledged of $869,203)*		
U.S. Government and agencies		8,081,839
Mortgage-backed		3,939,198
Money markets		1,078,250
Contractual agreements		312,869
		13,412,156
OTHER RECEIVABLES:		
Brokers and dealers		353,422
Customer		3,519,105
Affiliates		295,710
Interest		178,884
Other		200,796
		4,547,917
OTHER ASSETS:		
Equipment and facilities (net of accumulated depreciation and amortization of $10,202)		555
Other		1,285
		1,840
TOTAL ASSETS	$	145,197,305

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
SECURITIES FINANCING TRANSACTIONS:		
Payables under repurchase agreements	$	125,569,282
TRADING LIABILITIES, AT FAIR VALUE:		
U.S. Government and agencies		10,629,144
Contractual agreements		189,670
		10,818,814
OTHER PAYABLES:		
Brokers and dealers		120,549
Customer		3,281,649
Affiliates		2,510,692
Interest		142,641
Other		353,564
		6,409,095
SUBORDINATED BORROWING		1,500,000
TOTAL LIABILITIES		144,297,191
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value - 1,000 shares authorized; issued and outstanding		100
Paid-in capital		699,200
Retained earnings		200,814
TOTAL STOCKHOLDER'S EQUITY		900,114
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	145,197,305

See Notes to Consolidated Balance Sheet.

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 29, 2006
(Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Government Securities Inc. ("MLGSI") is a wholly-owned subsidiary of Merrill Lynch & Co. Inc. ("ML&Co." or the "Parent") and is a primary dealer in obligations issued or guaranteed by the U.S. Government and regularly makes a market in securities issued by Federal agencies and other government-sponsored entities, such as, among others, Government National Mortgage Association, Fannie Mae and Freddie Mac. MLGSI deals in mortgage-backed pass-through instruments issued by certain of these entities and also in related futures, options, and forward contracts for its own account, to hedge its own risk, and to facilitate customers' transactions. As a primary dealer, MLGSI acts as a counterparty to the Federal Reserve Bank of New York ("FRBNY") in the conduct of open market operations and regularly reports positions and activities to the FRBNY. An integral part of MLGSI's business involves entering into repurchase agreements, reverse-repurchase agreements and securities borrowed transactions. MLGSI's wholly-owned subsidiary, Merrill Lynch Money Markets Inc., provides a full range of origination, trading, and marketing services for money market instruments, such as commercial paper, banker's acceptances, and certificates of deposit.

Basis of Presentation—The Consolidated Balance Sheet includes the accounts of Merrill Lynch Government Securities Inc. and its subsidiary (collectively, the "Company") and is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices. Intercompany balances and transactions have been eliminated.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, certain costs allocated by the Parent, the realization of deferred tax assets, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Fair Value—Substantially all of the Company's financial instruments are carried at fair value or at amounts that approximate fair value. Financial instruments that are carried at fair value include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, and trading assets and liabilities.

Financial instruments recorded at amounts that approximate fair value include receivables under resale agreements, receivables under securities borrowed transactions, other receivables, payables under repurchase agreements, subordinated borrowings from ML&Co., and other payables.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations — The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers (also referred to as "matched-book" transactions), and earn residual interest rate spreads, obtain securities for settlement and finance inventory positions.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

The Company may use securities received as collateral for resale agreements to satisfy certain regulatory requirements. At December 29, 2006, the Company has pledged $812,847 in securities obtained through resale agreements to satisfy regulatory requirements.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in trading assets on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the Derivatives section for additional information on the accounting policy for derivatives.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities trading, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory. See the Derivatives section for additional information on the accounting policy for derivatives.

Trading securities are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. Estimating the fair value of certain trading assets and liabilities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (i.e., interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities). Derivatives entered into by the Company include options on U.S. Treasury and mortgage-backed securities, interest rate swaps, and forward purchase and sale agreements on to-be-announced ("TBA") mortgage securities.

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheets where management believes a legal right of setoff exists under an enforceable netting agreement.

The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument.

The Company enters into derivatives to facilitate client transactions, for proprietary trading and financing purposes, and to manage its risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in Contractual agreements.

Derivatives entered into in a non-trading capacity are designated, on the date they are entered into, as a hedge of the fair value of a recognized asset or liability. Changes in the fair value of a derivative that is designated and qualified as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in the current period. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in fair value of hedged items. The Company assesses effectiveness on a prospective basis by comparing the expected change in the price of the hedge instrument to the expected change in the value of the hedged item under an interest rate shock scenario. In addition, the Company assesses effectiveness on a retrospective basis using the dollar-offset ratio approach. If it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting. Hedge effectiveness is assumed for those derivatives whose terms match the terms of the asset or liability being hedged and that otherwise meet the conditions of SFAS No. 133 "long-haul method."

Valuation of Derivatives—Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's credit ratings, or the Company's credit ratings as appropriate.

Obtaining the fair value for OTC derivative contracts requires the use of management judgment and estimates.

Risk Management of Derivatives—The derivative activity of the Company is subject to the overall risk management policies and procedures of ML&Co. In the course of conducting its business operations, the Company is exposed to a variety of risks. These risks include market, credit, and other risks that are material and require comprehensive controls and management. (See Note 3 for further information on market and credit risks). The responsibility and accountability for these risks remain primarily with the Company. The ML&Co. risk management group ensures that these risks are properly identified, monitored, and managed. The Company has clearly defined risk tolerance levels that are regularly reviewed by the ML&Co. risk management group to ensure consistency with the Company's business strategy, capital structure, and current and anticipated market conditions.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive") and net payables arising from unsettled trades. Brokers and dealers receivables and payables also include amounts related to futures contracts.

Interest and Other Receivables and Payables— Interest and other receivables include interest receivable on government obligations, customer or other receivables, and securities-borrowed transactions. Also included are receivables from income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for short-term and long-term borrowings, payables for employee compensation and benefits, income taxes, non-trading derivatives, other reserves, and other payables.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 7) and repurchase agreements.

Income Taxes—The results of operations of the Company and its wholly-owned subsidiary are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method and state and local tax expense based on a consolidated composite state tax rate. In addition, the Company files tax returns in certain states on a stand alone basis. The Parent is under examination by the Internal Revenue Service (the "IRS") and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. IRS audits are in progress for the tax years 2004-2006. The IRS field audit for the 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in 2006 and did not have a material impact on the Company.

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the current period. Deferred tax assets and liabilities are included under Affiliates in other receivables and other payables, respectively, on the Consolidated Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 8 to the Consolidated Balance Sheet for further information.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

New Accounting Pronouncements – On February 15, 2007, the Financial Accounting Standard Board ("FASB") issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity: makes that choice in the first 120 days of that fiscal year; has not yet issued financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Company intends to early adopt SFAS No. 159 as of the first quarter of fiscal 2007 and is currently assessing the impact of adoption on the Consolidated Balance Sheet.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company intends to early adopt SFAS No. 157 as of the first quarter of fiscal 2007 and does not expect the adoption to have a material impact on the Consolidated Balance Sheet.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in the first quarter of 2007. The impact of the adoption of FIN 48 will not be material to the opening balance of retained earnings.

During the first quarter of 2006, the Parent adopted the provisions of Statement No. 123 (revised 2004), *Share-Based Payment*, a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). Under SFAS No. 123R, compensation expenses for share-based awards that do not require future service are recorded immediately, and share-based awards that require future service continue to be amortized into expense over the relevant service period. The Parent adopted SFAS No. 123R under the modified prospective method whereby the provisions of SFAS No. 123R are generally applied only to share-based awards granted or modified subsequent to adoption. The Company participates in the Parent's stock-based compensation plans and is affected by the Parent's adoption of

SFAS No. 123R. Thus, for the Parent, SFAS No. 123R required the immediate expensing of share-based awards granted or modified in 2006 to retirement-eligible employees, including awards that are subject to non-compete provisions. The Company is allocated its portion of expenses related to SFAS No. 123R awards.

Prior to the adoption of SFAS No. 123R, the Company had recognized expense for share-based compensation over the vesting period stipulated in the grant for all employees. This included those who had satisfied retirement eligibility criteria but were subject to a non-compete agreement that applied from the date of retirement through each applicable vesting period. Previously, the Parent had accelerated any unrecognized compensation cost for such awards if a retirement-eligible employee left the Company. However, because SFAS No. 123R applies only to awards granted or modified in 2006, expenses for share-based awards granted prior to 2006 to employees who were retirement-eligible with respect to those awards must continue to be amortized over the stated vesting period.

In addition, beginning with performance year 2006, for which the Parent expects to grant stock awards in early 2007, the Company will accrue the expense for future awards granted to retirement-eligible employees over the award performance year instead of recognizing the entire expense related to the award on the grant date. Compensation expense for all future stock awards granted to employees not eligible for retirement with respect to those awards will be recognized over the applicable vesting period.

SFAS No. 123R also requires expected forfeitures of share-based compensation awards for non-retirement-eligible employees to be included in determining compensation expense. Prior to the adoption of SFAS No. 123R, any benefits of employee forfeitures of such awards were recorded as a reduction of compensation expense when the employee left the Company and forfeited the award. In the first quarter of 2006, the Company recorded a benefit based on expected forfeitures which was not material to the results of operations for the quarter.

The adoption of SFAS No. 123R, combined with other business and competitive considerations, prompted the Parent to undertake a comprehensive review of the it's stock-based incentive compensation awards, including vesting schedules and retirement eligibility requirements, examining their impact to the Parent, the Company and its employees. Upon the completion of this review, the Management Development and Compensation Committee of the Parent's Board of Directors determined that to fulfill the objective of retaining high quality personnel, future stock grants should contain more stringent retirement provisions. These provisions include a combination of increased age and length of service requirements. While the stock awards of employees who retire continue to vest, retired employees are subject to continued compliance with the strict non-compete provisions of those awards. To facilitate transition to the more stringent future requirements, the terms of most outstanding stock awards previously granted to employees, including certain executive officers, were modified, effective March 31, 2006, to permit employees to be immediately eligible for retirement with respect to those earlier awards. While the Parent modified the retirement-related provisions of the previous stock awards, the vesting and non-compete provisions for those awards remain in force.

Since the provisions of SFAS No. 123R apply to awards modified in 2006, these modifications required the Company to record additional one-time compensation expense in the first quarter of 2006 for the remaining unamortized amount of all awards to employees who had not previously been retirement-eligible under the original provisions of those awards.

2. RELATED PARTY TRANSACTIONS

The Company participates with affiliated companies in the sale of certain securities to third parties. The Company earns a service fee from such sales. In addition, the Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements. The charge for these services is based primarily on the volume of transactions processed.

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. Interest charged on these transactions is based on prevailing interest rates during the year. In addition, the Company has a subordinated borrowing from ML&Co.

Affiliate-related balances included in the Consolidated Balance Sheet follow:

Assets:	
Receivables under resale agreements	$ 15,227,732
Cash and securities deposited with clearing organizations	20,525
Trading assets - Contractual agreements	66,555
Other receivables	295,710
Total	$ 15,610,522
Liabilities:	
Payables under repurchase agreements	$48,274,538
Trading liabilities - Contractual agreements	2,895
Subordinated borrowing	1,500,000
Other payables	2,510,692
Total	$52,288,125

3. TRADING ACTIVITIES

The Company's trading activities primarily consist of providing securities brokerage, derivatives dealing and financing to both affiliates and third party clients While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest rates or other market factors. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate and price movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of market risks faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Prepayment Risk—Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Credit Risk—The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control default risk by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company uses resale and repurchase agreements to finance securities and securities borrowed transactions, to facilitate settlement processes, and to meet customer needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies securities, mortgage-backed securities, or money market instruments. When providing collateral for these transactions, the Company delivers its own securities as well as securities owned by counterparties collateralizing resale agreements and other obligations.

Concentrations of Credit Risk—The Company's exposure to credit risk, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 29, 2006, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies, excluding mortgage-backed securities, amounted to $8,123,763 including interest. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default.

Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 29, 2006 totaled $115,747,775.

The Company's most significant industry credit concentrations are with financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives—The Company's trading derivatives (contractual agreements) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, as soon as possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

4. SECURITIES FINANCING TRANSACTIONS

The Company enters into securities financing transactions to finance trading inventory positions, obtain securities for settlement, meet customer needs, and earn residual interest rate spreads.

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 29, 2006, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $270,634,919, of which $15,227,732 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $257,828,269, of which $48,274,538 have been sold or repledged to affiliated companies.

The Company pledges firm-owned assets, which are included in Trading assets, to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge as of December 29, 2006, are as follows:

U.S. Government and agencies	$ 5,977,440
Mortgage-backed	3,939,198
Money markets	675,228
Total	$ 10,591,866

5. COMMITMENTS AND CONTINGENCIES

Litigation—As of December 29, 2006, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

Other Commitments—In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 29, 2006, would not have a material effect on the consolidated financial position of the Company.

In connection with its financing activities, the Company had commitments to enter into resale agreements at December 29, 2006 totaling $6,652,902.

The Company also obtains standby letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of the Company depositing cash or securities collateral. There were no outstanding letters of credit at December 29, 2006.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34*. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in interest rates, security prices, commodity prices, indices, etc), that relate to an asset, liability or equity security of a guaranteed party.

For certain derivative contracts such as written interest rate caps, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As previously noted, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. See the Derivatives section of Note 1 for further discussion of risk management of derivatives.

Guarantees under FIN 45 entered into by the Company consist of written put options on U.S. Treasury and mortgage-backed securities. The maximum payout under these options at December 29, 2006 was $10,976,100; the carrying value at that date was $16,596. These guarantees expire in less than one year.

In addition to the guarantees described above, the Company also provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated Balance Sheet for these arrangements.

6. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit and incentive plans sponsored by ML&Co.

The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements.

7. SUBORDINATED BORROWING

At December 29, 2006, the Company's subordinated borrowing amount outstanding with ML&Co. totaled $1,500,000. The subordinated borrowing agreement matures on October 15, 2007.

This borrowing is approved for regulatory capital purposes and accrues interest based on prevailing interest rates.

8. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. In addition, the Company files tax returns in certain states on a stand alone basis. At December 29, 2006, the Company had a current tax payable to the Parent of $14,443.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's deferred tax assets at December 29, 2006, which are included in Other Receivables, are comprised of:

Deferred tax assets	
Stock options	$ 4,379
Restricted stock	14,482
Reserves	1,241
Deferred tax liabilities	
Depreciation	(1,540)
Deferred	(6,203)
Net deferred tax asset	$ 12,359

The Parent is under examination by the IRS and states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 was completed in 2006. IRS audits are in progress for the tax years 2004-2006. The IRS field audit for the 2004 and 2005 tax years is expected to be completed in 2007. New York State and City audits for the years 1997-2001 were also completed in 2006 and did not have a material impact on the Company.

9. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of $100 par value common stock. At December 29, 2006, 1,000 shares were issued and outstanding. On March 6, 2006, the Company had a repayment of paid-in capital contributions of $200,000 to its Parent.

10. REGULATORY REQUIREMENTS

As a primary U.S. Government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Act"). The Act provides that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. At December 29, 2006, the Company's liquid capital, total haircuts, and ratio of liquid capital to total haircuts were $1,603,479, $826,461 and 1.94 to 1, respectively.

11. SUBSEQUENT EVENTS

On February 2, 2007, the Company entered into a subordinated loan agreement for equity capital with ML&Co. totaling $700,000, and simultaneously paid down $400,000 of the subordinated borrowing.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 29, 2007

Merrill Lynch Government Securities Inc.
250 Vesey Street
New York, NY 10080

In planning and performing our audit of the Consolidated Financial Statements of Merrill Lynch Government Securities, Inc. and Subsidiary (the "Company") as of and for the year ended December 29, 2006 (on which we issued our report dated March 29, 2007 in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the Consolidated Financial Statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's Financial Statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Financial Statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency, described in the following paragraph, in internal control that we consider to be a significant deficiency, as defined above, at December 29, 2006.

During the year ended December 29, 2006, the Company was not properly preparing certain key reconciliations or resolving reconciling items on a timely basis related to its processing of principal and interest payments for US Government and Mortgaged Backed Securities. As a result, the Company incorrectly aged and reported certain receivables, reconciliation differences and operational suspense balances. The Company has taken corrective action to improve the controls and processes to ensure accounts are properly reconciled and reconciling items are resolved on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the previous paragraph represents a material inadequacy, as defined above, at December 29, 2006.

This report is intended solely for the information and use of the Board of Directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP

END